UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August, 2023

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Kiryat Hadassah, Building 1, JBP

Jerusalem, Israel 911200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

BiondVax Pharmaceuticals Ltd. (the “Company”) has made available an updated presentation about its business, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference. The presentation includes, among others, additional information about the in vivo proof of concept conducted with the Company’s inhaled anti-COVID-19 nanoAb and the value proposition of the Company’s anti-IL-17 nanoAb. The new updates in the Presentation are not an admission as to the materiality of any information therein. The information contained in the presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time.

Exhibit No.	Description

99.1	BiondVax Presentation, dated August 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 23, 2023	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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